Verizon Communications Inc.

1095 Avenue of the Americas

New York, New York 10036

VIA EDGAR

April 1, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Mitchell Austin, Staff Attorney

Re:	Verizon Communications Inc.
Registration Statement on Form S-4, as amended (File No. 333-252354)

Dear Mr. Austin:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement so that it is declared effective at 9:00 a.m. (Eastern Time) on April 5, 2021, or as soon as practicable thereafter.

Please contact Paul Hartzel, Associate General Counsel, at the Registrant at (908) 559-2738 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

VERIZON COMMUNICATIONS INC.

By:	/s/ William L. Horton, Jr.
Name:	William L. Horton, Jr.
Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary
cc:	Jan Woo, Legal Branch Chief
Securities and Exchange Commission

David Lopez
Cleary Gottlieb Steen & Hamilton LLP